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Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?	Investors	Days Left ?
$2,500	6	62

Invest
$250 min

www.sdl-miami.com   Miami, Florida   ♡ Follow for updates

Welcome to the World of Salon de Lingerie.

03:24

Salon de Lingerie is a next-generation restaurant concept incorporating the diverse elements of private label retail luxury lingerie, an upscale restaurant, and a high-end lounge experience in a technologically advanced environment.

The very nature of the Salon concept lends itself to high-impact public relations and social media visibility, serving to drive traffic, revenues, and global brand awareness – all for the purpose of building our global franchise business.

Introduction from our CEO



Alfonso J. Cervantes, CEO

I'd like to welcome you to the world of Salon de Lingerie.

Demi-couture lingerie modeled by stunningly beautiful, exquisitely styled servers, bartenders and DJs. Hand crafted cocktails. Curated champagne selections. Creative cuisine. Luxury boutique shopping. And the extraordinary, ground-floor potential of an emerging-growth company. Salon de Lingerie brings these and more together in a state-of-the-art, high energy environment with great music and ambiance.

The Salon's management team, comprised of accomplished financial professionals and dynamic, fashion-forward and culinary-minded creatives, has invested significant time and capital to deliver the unforgettable experience of a Fashion Week event every single night. Our vision is intended to capture the next generation of progressive aesthetics, cutting-edge fashion, outstanding financial metrics, and solid returns for our franchisees and investors alike.

We've planned for the Salon de Lingerie global franchise business model to be highly scalable and international in its potential audience, with a well-engineered, low-cost structure and sophisticated products supporting higher-than-average margins. With its buzz-worthy nature, Salon de Lingerie is a natural fit for high-impact public relations visibility, driving traffic, revenues, and the effective marketing of franchises.

Finally, for those who are contemplating an investment in Salon de Lingerie, we anticipate that our investors will benefit from our hard work, experience, vision, and proven operational know-how.

Thank you for taking a moment review our offering – I look forward to having you as a fellow investor.

Sincerely,

Alfonso J. Cervantes, CEO

Investing in Salon de Lingerie



Salon de Lingerie's Revenue Participation Notes

Salon de Lingerie is issuing corporate notes bearing 12.5% annual interest but has added a feature of "revenue participation" whereby the investor can receive a percentage of the sales (which is based on 6%, in the aggregate, of gross revenue assuming the sale of $1,000,000 of notes either through this offering or through a separate offering where each $250 in principal amount of note provides a 0.0015% participation) if that percentage is greater than the 12.5% annual interest. If our revenues grow, the Salon revenue participation payments increase. For example, if an investor buys a note having an outstanding principal amount of $100,000, the revenue percentage would be 0.6%.


SALON DE LINGERIE
Your investment of $250
could potentially yield:
36%
$340
72%
$430
108%
$520
144%
$610
ANNUAL REVENUE LEVEL:
$2,000,000
$4,000,000
$6,000,000
$8,000,000
PRINCIPAL: $250
INTEREST: $90
TOTAL: $340
ROI: 36%
PRINCIPAL: $250
INTEREST: $180
TOTAL: $430
ROI: 72%
PRINCIPAL: $250
INTEREST: $270
TOTAL: $520
ROI: 108%
PRINCIPAL: $250
INTEREST: $360
TOTAL: $610
ROI: 144%
CALCULATION IS BASED ON AN AGGREGATE OF $1,000,000 IN REVENUE PARTICIPATE NOTES.
RETURN IS BASED ON A 3 YEAR HOLDING PERIOD. REPRESENTS THE TOTAL HOLDING PERIOD RETURN.
DOES NOT GIVE EFFECT TO LOUNGE AND APPAREL CREDITS PURSUANT TO NOTE AGREEMENT.

Why consider a Revenue Participation Note?

In the case of many startups, a company issues equity in the form of common stock. If the company never goes public or the management never sells the company, the investor may not see a return on their investment. In the case of the Salon Revenue Participation Notes, the investor gets what Salon management believes to be a higher than market annual interest rate (12.5%) while we build the company. If we are successful in substantially increasing revenues, each note holder can see returns higher than the 12.5%, something which might not happen as an equity investor. In the case of the Salon Revenue Participation Note, the investor receives the greater of 0.002% of revenue or 12.5% annual interest for each $500 note. In the case of the Salon de Lingerie Revenue Participation Notes, the interest or participation is paid annually based on an annual audit by a third party accounting firm which will issue audited financial statements to all investors.



The Salon de Lingerie Experience



Showroom

We expect the Salon to be comprised of two distinct areas: the main bar and seating area, reached when one enters the Salon from the street, and the "Showroom," reached when one enters the back of the main area of the Salon. The Showroom is essentially a micro version of a Victoria's Secret or Agent Provocateur retail store, but with leather couches and large easy chairs where customers will be able to enjoy the same food and libations as the "front of the house" while perusing the wall displays of lingerie apparel with a champagne in hand or waiting for a partner who is trying on lingerie in one of the several dressing rooms.

The Salon will be launched with high-end "retail" visibility—that is, large glass windows that draw in prospective customers. Attractive people, great music, and high-impact theatrical lighting will make this a compelling and unique experience and visually accessible from the street. The strong street visibility will be a major component of Salon de Lingerie's marketability.



Product Offerings

Salon de Lingerie will essentially have three primary products:

- Private-label high-end **lingerie**
- **Food** in the form of high-margin gourmet small plates
- **Liquor** with an emphasis on high-margin craft cocktails, premium wines, and champagne



Private Label Lingerie

All lingerie products will be 100% proprietary and will be labeled Salon de Lingerie. While we expect that the look and feel of the lingerie will be high-end luxury with correspondingly higher price points, we intend that all products will be private labeled from a U.S.-based manufacturer. We intend to appeal to our customers' desire for uniqueness and quality craftsmanship which we believe will be reflected in the handwork and craftsmanship involved from hand-embellished crystals and quality fabrics to accessories and packaging reflecting the demi-couture nature of our future exclusive products.



Liquor

Our focus will be on premium wines, champagne, and craft cocktails with fresh ingredients, homemade mixers, and premium liquors. Margins can be substantial with the end result being the creation of premium libations with high retail price points.



Food

While Salon de Lingerie's food offerings will not be labeled as tapas or dim sum, the concept is similar. The Salon will serve high-end gourmet smaller portion edibles or small plates.



Technology

Every table at the Salon will have an iPad-type tablet that is always online. Our guests will be able to browse the drinks and food selection as well as order lingerie items, either those in stock or those available online at the Salon's internet storefront.



The Salon de Lingerie Brand



Brands have personalities. We believe that the upscale fun and "sexy" personality of Salon de Lingerie is defined, programmed and utterly unique in the world of food and drink, and that our brand promise is a sophisticated, upscale and exciting experience. In fact, we don't merely want to be considered the best of the best – we want to be considered the only one that does what we do. As the "only," we become a sole-source provider with a unique brand and can dominate an international market with an early-mover advantage.

The Salon's "uniforms" will be the very product that the Company sells. The servers will effectively be the "demo models" who model lingerie available to our customers on a real-time basis. From elegant corsets to garter belt and stockings, the customer will simply have to ask the server or tap on the screen for his/her selections. The servers and employees will be the ambassadors of the brand. The uniform is an extension of the brand of our overall restaurant design process.



Launch Location: Miami



We intend to launch our first property in the fourth quarter of 2016 in Miami. This property will serve as our "beta launch" or prototype, which we expect will not only generate profit, but also validate the concept for a world-wide franchising strategy targeting the top 50 global markets, including New York (the Meat Packing District), Los Angeles (West Hollywood or Beverly Hills), London (Mayfair), Paris (Montparnasse), Las Vegas, Berlin, Hong Kong (Central), Madrid (the Art District), Moscow (Tretyakovsky Proezd) and other capital markets.

The Salon: A Global Franchise Business Model



The essence of any successful franchise business model is the marketability of the right to use its brand. In our case, we expect that the franchisee will pay one-time franchise fee plus a percentage of sales revenue as royalty. We believe that as we begin to launch various franchise locations, the Salon franchisee will gain immediate name recognition, a tried and tested concept, standard space design and design décor protocols, detailed systems and strategies for strategically marketing the business, training of employees, and ongoing support from the franchisor in promoting and upgrading of the products. We expect that we will be able to offer to the Salon franchisee the ability to gain the ability to expand business and earnings with a relatively low amount of capital outlay. As the franchisor, we benefit through a one-time payment for the rights, an on-going royalty and the sale of the Salon's private label apparel at a reduced price point. While the financial data points are still being developed, management anticipates the following:

1. **One time franchise fee: $100,000 to $200,000**
2. **Royalty fee: 5% of gross revenues**
3. **Apparel sales at a price point to the franchisee between cost and 50% of retail.**

From an investor's perspective, we believe that the maximum return to be generated by the Salon is through franchising the concept internationally, thereby opening new markets while commercially capitalizing on the existing awareness of the Salon de Lingerie brand.

Comparable Franchisor Metrics

Company	Franchise Fee	Total Cost	Min. Net Worth	Min. Liquid Assets	Royalty	Ad Fee
Hard Rock Café	$350,000	$2,500,000	$2,000,000	$1,000,000	5.00%	1.00%
Shula's Steakhouse	175,000	2,000,000	1,500,000	1,000,000	8.00%	0.00%
Ruth's Chris Steakhouse	100,000	3,500,000	1,000,000	1,000,000	5.00%	0.00%
Hooters	75,000	1,250,000	2,500,000	1,500,000	5.00%	2.00%
Burger King	50,000	1,750,000	1,500,000	500,000	4.50%	-
Taco Bell	45,000	1,800,000	1,500,000	750,000	5.50%	-
KFC	45,000	1,900,000	1,500,000	750,000	4.00%	5.00%
McDonald's	45,000	1,750,000	-	750,000	4.00%	-
Sonic	45,000	1,500,000	1,000,000	500,000	5.00%	3.25%
Dunkin Donuts	$40,000	$750,000	$1,500,000	$250,000	6.00%	-
Twin Peaks	50,000	1,750,000	1,500,000	500,000	5.00%	-
Tilted Kilt	100,000	1,750,000	-	1,000,000	6.00%	-
AVERAGE COST	$97,000	$1,870,000	$1,555,556	$791,666.67	5.25%	1.8 %



Our Low Cost, High Margin Approach



We expect that our costs on a per-square-foot basis will be similar to those of a fast-casual concept pop-up rather than a fine dining restaurant, but we expect to generate a higher than average revenue-per-square-foot. Our capital expenditure is expected to essentially "plug and play"— that is, we will move in, plug in the refrigeration and convection ovens (which require no venting or special wiring, thus eliminating numerous issues around permitting), modify existing non-bearing walls, install lighting, sound systems, clothing fixtures, tables and a bar, and commence the generation of revenue with shortened time frames and minimal capital investment in infrastructure. While that description may sound overly simplistic, it is the threshold philosophy of Salon de Lingerie.

Salon de Lingerie will employ two significant food and food preparation strategies. First, we anticipate that we will not have a full service kitchen. That is to say there will be no full time chef or sous chef. Our objective will be to have the bulk of all food offerings prepared off-premises by a high- end commercial kitchen and will generally be delivered to the Salon on the day of preparation, where they will be refrigerated until ordered. In the quick-serve restaurant world, new technologies allow for rapid heating and cooking (where required) in a highly efficient and non-invasive manner. These technologies are not traditional residential microwaves. Companies such as Subway and Starbucks as well as higher-end elegant cuisine facilities rely on a brand of products called TurboChef, which is one of the brands that we expect to utilize. The ability to deliver high-end quality food which has not been prepared on-premises is, in part, technology-driven.

Risks & Disclosures

10b-9 Compliance

Will insider* investments be accepted for this offering?

To the best of the knowledge of the Issuer, insider investments are not anticipated at this time. Upon the future investment of an insider, such information will be disclosed here.

If yes, these are the names of the insiders that have invested or are expected to invest:

N/A.

What is the maximum amount of investment that will be accepted from insiders?:

Any above listed individual may invest up to the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offering s minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

***Definitions:**

Transactions for or on behalf of the issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the issuer.
- “officer” means an issuer s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

- "immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.
- "control person" person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer
- "control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

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mportant D sc osure F ashFunders com s deve oped and ma nta ned by F ashFunders, nc F ashFunders, nc does not part c pate n secur t es offer ngs n any capac ty Secur t es offered pursuant to Sect on 4(a)(6) of the Secur t es Act of 1933, as amended, are conducted through F ashFunders Fund ng Porta , LLC, a reg stered Fund ng Porta and member F NRA Secur t es offered pursuant to Regu at on A+, Regu at on D and Regu at on S, promu gated under the Secur t es Act of 1933, as amended, are conducted through F nTech C ear ng, LLC, a reg stered broker/dea er and member F NRA/S PC F nTech C ear ng, LLC and F ashFunders Fund ng Porta , LLC rece ve compensat on for secur t es re ated act v t es and are who y-owned subs d ar es of F ashFunders, nc By v ew ng and us ng the F ashFunders com webs te, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders, nc , F nTech C ear ng, LLC and F ashFunders Fund ng Porta , LLC do not make nvestment recommendat ons Regu at on D offer ngs on F ashFunders com are on y su tab e for accred ted nvestors A company st ngs on F ashFunders com are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d v a F ashFunders com are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders com tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off the webs te Secur t es offered on the F ashFunders com webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders com webs te F ashFunders, nc , F nTech C ear ng, LLC and F ashFunders Fund ng Porta , LLC do not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders com webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders com webs te

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Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?

$0

Days Left ?   146   Investors   0







MIAMI

www.sdl-miami.com

Miami, Florida

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PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS

THE FOUNDING TEAM





Alfonso J. Cervantes

Chief Executive Officer

Alfonso J. Cervantes is the Chief Executive Officer of the Company and he has held that position since the Company's inception on October 15, 2015. Mr. Cervantes is also the Chief Executive Officer and President of Trilogy, the private equity firm that is the sole member of the issuer, and has held that position since July 2014.

From 2002 to July 2014, Mr. Cervantes was the Chairman and Chief Executive Officer of...

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Bojan Divic
President

Bojan Didic is the President of our company and he has held that position since June 10, 2016. Mr. Didic is a seasoned hospitality executive who brings to our company a career dedicated exclusively to the highest standards in the hospitality industry. In 2016, Mr. Didic joined Trilogy Capital Group, LLC, a Miami-based private equity group and sole member of our company, as a marketing consultant working with...

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Ronald Scott
Chief Financial Officer

Ronald Scott is the Chief Financial Officer of our company and he has held that position since our company's inception on October 15, 2015. Mr. Scott is a forward-thinking senior level finance executive and leader with over thirty years of experience and a track record of building and directing best-in-class corporate finance organizations. Mr. Scott's expertise includes corporate finance, management, corporate...

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Cristina Reaboi
Fashion Director and Resident Designer & Stylist

Cristina Reaboi is the principal designer for Salon de Lingerie's line of luxury lingerie. Ms. Reaboi has extensive experience in the fashion industry with a range of skills including concept development, raw material selection and buying, sketching, pattern-making and sewing. She is experienced with research, sourcing and the identification of current trends in global and local markets. She also has...

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INVESTORS & ADVISORS



David Danhi
Consulting Chef

Chef David Danhi is an award winning culinary professional. Most recently, Chef Danhi was the Founder and Chef for The Grilled Cheese Truck, the first publicly held gourmet food truck in the United States (OTC: GRLD). Chef Danhi currently works as a consulting chef for a number of early stage and mature restaurants and food operations. He is also President of DD Factor, a hospitality recruiting company that he...

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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



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---

 mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders

webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

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Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?

$0

Days Left ?   146   Investors   0









MIAMI

www.sdl-miami.com

Miami, Florida

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PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

COMMONLY ASKED QUESTIONS

//

What is a Revenue Participation Note?

We are issuing corporate notes bearing 12.5% annual interest. In addition, the notes have the added feature of "revenue participation." The investor receives the greater of 12.5% in interest annually or a percentage of the revenues of our company based on 0.0015% of gross revenues from all sources for each $250 principal amount of note acquired or 3.6% of gross revenues for the entire $600,000 in principal amount of notes being offered in this offering. **This type of note is sometimes also called a "Royalty Note." If our gross revenues grow, the Salon revenue participation payments increase. Please see the proforma numbers below. If we achieve the success that we expect to achieve, the potential returns to the investor can be higher than 12.5%.**

//

Why would an investor consider a Revenue Participation Note?

In the case of many startups, a company issues equity in the form of common stock. If the company never goes public or the management never sells the company, the investor may not see a return on their

investment for years or at all. In the case of our revenue participation notes, you receive what we believe to be a higher than market annual interest rate in cash of 12.5% while we build the company and potentially roll out franchises worldwide. If we are successful in substantially increasing revenues, you may achieve returns higher than the 12.5%, something which might not happen with an equity investor. Under the notes being offered you will be entitled to receive the greater of 0.0015% of gross revenue or 12.5% annual interest for each $250 note. The interest or participation is paid annually based on an annual review by a third party accounting firm which will issue its review report on our financial statements to all investors.

//

Has Salon de Lingerie engaged the outside accounting firm?

Yes, the firm is **Morrison, Brown, Argiz & Farra, LLC,** Certified Public Accountants and Advisors, 225 N.E. Mizner Blvd, Suite 685, Boca Raton, FL 33432. www.mbafcpa.com. The Salon will deliver reviewed financial statements within 90 days at the close of each annual period.

//

Do the Revenue Participation Notes allow the investor to participate in all revenue generated by the Salon worldwide or just in the Miami operation?

The notes give you the opportunity to participation in ALL revenue from ALL sources including the sale of any franchise globally (anticipated cost of franchises is at $100,000 to $150,000 – see chart) as well as all royalties received, if any, from each franchisee. In addition, you will participate in all apparel sales worldwide whether at a future bricks and mortar location or through online sales.

//

Has the Salon engaged franchise legal counsel to prepare the franchise legal documents?

Yes, we have engaged Robert F. Salkowski, Esq. from the law firm of Zarco, Einhorn, Salkowski & Brito, P.A., 100 S.E. 2nd Street, 27th Floor, Miami, FL 33131, www.zarcolaw.com. Mr. Salkowski specializes in franchise law.

//

Has the company registered the trademark "Salon de Lingerie"?

Yes, Demetrios Pavlou, Esq, Boca Law, LLC, is trademark counsel to the company and filed for trademark protection on May 16, 2016.

//

Has Trilogy Capital Group, LLC completed its investment of $100,000 in Salon de Lingerie?

Yes, to date, Trilogy has invested more than $100,000 into Salon de Lingerie and we will provide documentation to that effect upon request.

//

Will my Salon credit apply to purchase of apparel online or just food and beverage in the Salon?

The Salon credit of $50 per $250 note, can be used for apparel sales (including online purchases) and in any Salon location worldwide.

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

---

mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

FLASHFUNDERS

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Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?

$0

Days Left ?   146   Investors   0





 www.sdl-miami.com

🧭 Miami, Florida

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| PITCH | TEAM | **DOCUMENTS** | QUESTIONS | FUNDRAISING | COMMENTS |  |

DILIGENCE DOCUMENTS

Offering Statement

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Anticipated Business Plan

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Backgrounds of Directors and Officers

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Description of Intended Use of Proceeds

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Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Any Related-Party Transactions

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Independent Accountant s Review

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Any Events Triggering Disqualification

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Footnotes

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Introduction Video Transcript

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REG CF DOCUMENTS [?]

Term Sheet

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Revenue Participation Note Subscription Agreement

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Revenue Participation Note

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Investor Acknowledgment

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1538 20th St. 2nd Floor Santa Monica, CA 90404



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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A   company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not   qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we   as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

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Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?

$0

Days Left ?   146   Investors   0







MIAMI

www.sdl-miami.com

Miami, Florida

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PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
Revenue Participation Note

Shares Offered
2,400

Offering Min ?
$50,000





Offering Max ?
$600,000

Additional Details

Price Per Unit

$250.00

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VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US



FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Salon de Lingerie

Salon de Lingerie is a groundbreaking, world-class global franchise business model in development.

Amount Raised ?

$0

Days Left ? 146   Investors   0





 www.sdl-miami.com

Miami, Florida

+ Follow

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VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

